Exhibit 99.1

Company Number 05370076

Red Football Limited

Annual Report and financial statements

for the £’000 ended 30

June 2013

Red Football Limited

Contents

Directors’ report	3

Independent auditors’ report to the members of Red Football Limited	9

Consolidated income statement	11

Consolidated statement of comprehensive income	12

Consolidated balance sheet	13

Consolidated statement of changes in equity	15

Consolidated statement of cash flows	16

Notes to the consolidated financial statements	17

Independent auditors’ report to the members of Red Football Limited	58

Company balance sheet	60

Notes to the Company financial statements	61

Red Football Limited

Directors' report

The directors present their report and the audited Group and Company financial statements for the year ended 30 June 2013.

Principal activities

Red Football Limited (‘the Company’) is a holding company. The principal activities of its subsidiaries (together ‘the Group’) continue to be the operation of a professional football club together with related and ancillary activities.

The subsidiary undertakings principally affecting the profits or net assets of the Group in the year are listed in note 4 to the Company financial statements.

Business review

The Manchester United first team maintained a high level of performance on the pitch, finishing as Champions in the FA Premier League achieving a record 20 English league titles (2012: runners-up). At the end of the year Sir Alex Ferguson retired as first team manager. David Moyes was subsequently appointed as the new first team manager.

During the year Old Trafford staged 38 (2012: 27) match day events comprising 28 (2012: 25) Manchester United home games (19 FA Premier League, 4 UEFA Champions League and 5 domestic cup), 1 Rugby League Grand Final and 9 Olympic Games football matches.

Group revenue for the year was £363.2 million (2012: £320.3 million). Operating profit before depreciation, amortisation of, and profit on disposal of, players’ registrations, and operating expenses — exceptional items (‘adjusted EBITDA’) for the year was £108.6 million (2012: £91.6 million). Operating expenses — exceptional items for the year were £2.4 million (2012: £10.7 million) — see note 6 to the consolidated financial statements. Loss on ordinary activities before tax for the year was £3.0 million (2012: loss £4.7 million). Loss on ordinary activities before tax includes profit on disposal of players’ registrations of £9.2 million (2012: £9.7 million) and also includes net finance costs of £69.0 million (2012: £49.5 million). Net finance costs for the year include amortisation of issue discount, debt finance and debt issue costs on secured term loan and senior secured notes of £11.8 million (2012: £2.3 million); premium on repurchase of senior secured notes £22.0 million (2012: £2.2 million); and an foreign exchange loss of £2.5 million (2012: loss of £5.2 million) arising on the retranslation of US dollar denominated secured term loan and senior secured notes.

On 14 September 2012, the Group used the proceeds from a capital contribution to repurchase and retire $101.7 million (£62.6 million) of its US dollar denominated senior secured notes. On 20 May 2013, MU Finance plc, a wholly-owned finance subsidiary, entered into a $315.7 million secured term loan facility. On 24 June 2013, the Group used the funding provided by the term loan facility to repurchase and retire £177.8 million of its pounds sterling denominated senior secured notes plus $22.1 million (£14.0 million) of its US dollar denominated senior secured notes. As of 30 June 2013 the outstanding principal amount under the secured term loan facility was $315.7 million (£208.2 million).

At 30 June 2013 the Group had net debt of £295.0 million (2012: £366.3 million) and had net cash generated from operating activities for the year of £60.9 million (2012: £30.9 million).

Strategy

The four key elements to the Group’s strategy for growth are:

•                Maintaining playing success

•                Treating fans as customers

•                Leveraging the global brand

•                Developing club media rights

Summary of key performance indicators for 2012/13

Description	Target	Achieved	Detail

Team performance	Minimum third place finish in the FA Premier League	Yes	FAPL Champions

	Last 16 of the UEFA Champions League	Yes	Exited at round of 16 stage

Last 8 of domestic cup competitions
	- FA Cup	Yes	Exited at 6th round
	- Carling Cup	No	Exited at 4th round

Adjusted EBITDA margin(1)	>30 percent	No	29.9%

Employee benefit expense/revenue	<50 percent	Yes	49.7%

Commercial revenue	Sponsorship revenue growth	Yes	44.1% increase (excluding apparel and shirt sponsorship revenue)

Broadcasting revenue	Club owned media rights growth	No	2.3% decrease

Match day revenue	Maximum achievable attendance at home FA Premier League and UEFA Champions League matches	Yes	FA Premier League and UEFA home games largely sold out

Customer relationship management fan records	Customer base growth	Yes	122% increase

(1) Adjusted EBITDA is operating profit before depreciation, amortisation of, and profit on disposal of, players’ registrations, and operating expenses — exceptional items

Future developments and outlook for 2013/14

•                Over 63,000 season tickets comprising both general admission and executive facility seats sold for the 2013/14 season.

•                 The team qualified for the UEFA Champions League for the 18th consecutive season by finishing as Champions in the FA Premier League in 2012/13.

•                 The Group continues to explore new commercial opportunities within the United Kingdom and overseas to further leverage the Manchester United brand.

Principal risks and uncertainties

The Group is exposed to a range of risks and uncertainties which have the potential to affect the long-term performance of the Group. The directors meet with the executive directors of the Group’s main operating company, Manchester United Limited, by telephone on a weekly basis and face to face several times a year. At these meetings the directors regularly monitor the key risks faced by the Group and discuss mitigating actions. In addition to these discussions, the management of day to day operational risks within the business is delegated to the Group Executive (the senior management team including all the executive directors of Manchester United Limited).

The key business risks and uncertainties affecting the Group are considered to relate to:

•             maintaining and enhancing our brand and reputation;

•             recruitment and retention of key employees (including playing and coaching staff);

•             the performance and popularity of our first team;

•             renewal and replacement of key commercial agreements on similar or better terms;

•             negotiation and pricing of key broadcasting contracts;

•             indebtedness could adversely affect our financial health and competitive position; and

•             the safety and security of supporters at the Old Trafford stadium.

Maintaining and enhancing our brand and reputation

The success of our business depends on the value and strength of our brand and reputation. Our brand and reputation are also integral to the implementation of our strategies for expanding our follower base, sponsors and commercial partners. To be successful in the future we believe we must preserve, grow and leverage the value of our brand across all of our revenue streams. Unfavourable publicity regarding our first team’s performance in league and cup competitions or their behavior off the field, our ability to attract and retain certain players and coaching staff or actions by or changes in our ownership, could negatively affect our brand and reputation. Failure to respond effectively to negative publicity could also further erode our brand and reputation. In addition, events in the football industry as whole, even if unrelated to us, may negatively affect our brand or reputation. As a result, the size, engagement, and loyalty of our follower base and the demand for our products may decline. Damage to our brand or reputation or loss of our followers’ commitment for any of these reasons could impair our ability to expand our follower base, sponsors and commercial partners or our ability to sell significant quantities of our products, which would result in decreased revenue across our revenue streams, and have a material adverse effect on our business, results of operations, financial condition and cash flow, as well as require additional resources to rebuild our brand and reputation. In addition, maintaining and enhancing our brand and reputation may require us to make substantial investments. Failure to successfully maintain and enhance the Manchester United brand or our reputation or excessive or unsuccessful expenses in connection with this effort could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Recruitment and retention of key employees (including playing and coaching staff)

We face strong competition from other football clubs in England and Europe in attracting and retaining talent. We aim to recruit and retain the best playing, coaching and general staff by offering attractive remuneration packages, by ensuring regular communication with our employees and offering regular reviews of performance and training.

The performance and popularity of our first team

Our revenues are dependent on the performance and popularity of our first team. Significant sources of our revenue are the result of strong performances in the English domestic and European competitions. Our revenue varies significantly depending on our first team’s participation and performance in these competitions. Our first team’s performance affects all three of our primary sources of revenue: matchday revenue through ticket sales, broadcasting revenue through frequency of appearance and performance, and commercial revenue through merchandising and sponsorship revenues. Our participation in the UEFA Champions League, which is dependent upon the first team’s performance in the FA Premier League, is particularly important. The business seeks to maintain playing success by continually investing in the squad either via the youth academy or by acquiring new talent via our extensive team of scouts who operate both domestically and internationally.

Principal risks and uncertainties (continued)

Renewal and replacement of key commercial agreements on similar or better terms

The majority of our commercial revenue is generated from commercial agreements with our sponsors and these agreements have finite terms. When these contracts do expire we may not be able to renew or replace them with contracts on similar or better terms or at all. We aim to continue to grow our sponsorship portfolio by developing and expanding our geographic and product categorised approach which will include partnering with additional global sponsors, regional sponsors, and mobile and media operators.

Negotiation and pricing of key broadcasting contracts

The majority of our broadcasting revenues were generated from broadcasting rights for FA Premier League and European competition matches. Contracts for these broadcasting rights are negotiated collectively by the FA Premier League and UEFA respectively. We do not participate in and therefore do not have any direct influence on the outcome of contract negotiations. Furthermore, the limited number of bidders for these rights may result in reduced prices paid for those rights in the future.

Indebtedness could adversely affect our financial health and competitive position.

As of 30 June 2013, we had total indebtedness of £389.2 million. Our indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. It could also have effects on our business. In addition, our existing revolving credit facility, our existing secured term loan facility and the indenture governing our senior secured notes contain, and any agreements evidencing or governing other future indebtedness may contain, certain restrictive covenants that will limit our ability to engage in certain activities that are in our long-term best interests. We have not previously breached and are not in breach of any of the covenants under any of these facilities, however our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

The safety and security of supporters at the Old Trafford stadium

We place the security of our supporters at Old Trafford at the top of the agenda and the Board continually reviews the safety and security arrangements both with our own security staff, the local authorities and external consultants to ensure that best practice is followed at all times.

Financial risk management

Information about the Group’s financial risk management can be found in note 28 to the consolidated financial statements.

Events after the reporting date

Information about events after the reporting date can be found in note 30 to the financial statements.

Dividends

An interim dividend was not paid during the year (2012: £nil). The directors do not recommend the payment of a final dividend (2012: £nil).

Directors

The directors who held office throughout the year and up to the date of signing the financial statements were as follows:

J Glazer (Chairman)
A Glazer
B Glazer
D Glazer Kassewitz
E Glazer
K Glazer
M Nusbaum

Qualifying third party indemnity provisions

At the time the report was approved a qualifying third party indemnity provision, made by the Manchester United plc Group was in place for the directors of Manchester United plc and its subsidiary companies. This indemnity provision was in force throughout the financial year.

Differences between market and carrying value of land and buildings

The directors consider that the market value of interests in freehold property is at least that shown as the net book amount of the assets.

Charitable and political donations

Charitable donations during the year amounted to £51,000 (2012: £548,000). In line with Group policy, no donations were made for political purposes (2012: £nil).

Charitable donations include payments totalling £nil (2012: £288,000) to the Manchester United Foundation. The Foundation, which is a registered charity, is supported by the Group, in that it has a licence to use the Manchester United brand, and also has certain rights to use Manchester United Football Club’s ground at Old Trafford. The Group is a significant donor to the Foundation. The purpose of the Foundation, through its trading subsidiary, is to operate commercial fundraising activities using the Manchester United name, the profits from which are used to support local and national official charity partners. Other charitable donations during the year included Unicef £50,000 (2012: £250,000) and the Riley Education Foundation £nil (2012: £10,000).

Employment policies

The Group is committed to its ‘people philosophy’ and, as a result, to promoting policies to ensure that employees and applicants for employment are treated fairly and consistently. The Group has an equal opportunities policy, the aim of which is not to discriminate against employees or applicants for employment on the grounds of age, disability, ethnic origin, nationality or national origin, religion, race, gender, sexual orientation, marital status or family circumstances. Entry into and progression within the Group is determined solely by the job criteria and personal ability/competence.

The Group also seeks to apply best practice in the employment, training, development and promotion of disabled persons. The Group takes seriously its statutory obligations relating to disabled persons and seeks not to discriminate against current or prospective employees because of a reason relating to their disability. If an existing employee becomes disabled, such steps that are practical and reasonable are taken, in respect of adjustments to premises or employment arrangements, to retain him/her in employment. Where appropriate, rehabilitation and suitable training are given.

Employees are regularly updated on the performance of the Group. This is achieved through a broad base of communications including staff briefings, announcements and the staff newsletter ‘RedLines’. Employees’ views are sought through staff surveys and action plans are then developed to target priority for improvement areas. The Group is continuing with its focus on reward and recognition of performance as one of these priorities for improvement and its focus on a total reward strategy which has three principal components: compensation (pay package), benefits and the work experience. Schemes are continually introduced which focus on rewarding individual performance.

The Group has established its Vision and Values and these are communicated to all employees. Our Vision and Values are directly linked to performance and development review procedures, training and organisational change programmes and reward and recognition initiatives, which apply to all our employees.

Environmental policies

The Group recognises its responsibility to ensure a safe and healthy environment and will endeavour to maintain sound environmental performance through the continued maintenance of our proactive environmental management system, which is integrated into our overall business activities.

Statement of directors’ responsibilities

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the Group financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union, and the Company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Group for that period.

In preparing these financial statements, the directors are required to:

•                  select suitable accounting policies and then apply them consistently;

•                  make judgements and accounting estimates that are reasonable and prudent;

•                  state whether IFRSs as adopted by the European Union and applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the Group and Company financial statements respectively; and

•                  prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Statement of disclosure of information to auditors

Each director who is a director at the date of approval of this annual report confirms that:

•                      so far as the director is aware, there is no relevant audit information of which the Company’s auditors are unaware; and

•                      the director has taken all the steps that he/she ought to have taken as a director in order to make himself/herself aware of any relevant audit information and to establish that the Company’s auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the Companies Act 2006.

Approved by the Board and signed on its behalf by:

J Glazer

Director

Registered office:

Old Trafford

Manchester

M16 0RA

Company registered in England and Wales Number 05370076

27 September 2013

Red Football Limited

Independent auditors’ report to the members of Red Football Limited

We have audited the Group financial statements of Red Football Limited for the year ended 30 June 2013 which comprise the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows and the related notes. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Respective responsibilities of directors and auditors

As explained more fully in the Statement of directors’ responsibilities set out on page 8, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the Company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose.  We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the Annual Report and financial statements to identify material inconsistencies with the audited financial statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on financial statements

In our opinion the Group financial statements:

•                  give a true and fair view of the state of the Group’s affairs as at 30 June 2013 and of its loss and cash flows for the year then ended;

•                  have been properly prepared in accordance with IFRSs as adopted by the European Union; and

•                  have been prepared in accordance with the requirements of the Companies Act 2006.

Opinion on other matter prescribed by the Companies Act 2006

In our opinion the information given in the Directors’ Report for the financial year for which the Group financial statements are prepared is consistent with the Group financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

•                  certain disclosures of directors’ remuneration specified by law are not made; or

•                  we have not received all the information and explanations we require for our audit.

Other matter

We have reported separately on the Parent Company financial statements of Red Football Limited for the year ended 30 June 2013.

NWE Boden (Senior Statutory Auditor)

For and on behalf of £’000

Chartered Accountants and Statutory Auditors

Manchester

27 September 2013

Red Football Limited

Consolidated income statement

		Year ended 30 June
		2013	2012
	Note	£’000	£’000
Revenue	4	363,189	320,320
Operating expenses — excluding exceptional items	5	(304,036)	(274,411)
Operating expenses — exceptional items	6	(2,401)	(10,728)
Total operating expenses		(306,437)	(285,139)
Operating profit before profit on disposal of players’ registrations		56,752	35,181
Analysed as:
Operating profit before depreciation, amortisation of, and profit on disposal of, players’ registrations, and operating expenses — exceptional items (‘adjusted EBITDA’)		108,636	91,649
Depreciation		(7,769)	(7,478)
Amortisation of players’ registrations		(41,714)	(38,262)
Operating expenses — exceptional items	6	(2,401)	(10,728)

Profit on disposal of players’ registrations		9,162	9,691
Operating profit		65,914	44,872
Finance costs	7	(70,234)	(50,315)
Finance income	7	1,273	779
Net finance costs		(68,961)	(49,536)
Loss on ordinary activities before tax		(3,047)	(4,664)
Tax (expense)/credit	9	(930)	14,435
(Loss)/profit for the year		(3,977)	9,771

Attributable to:
Owners of the parent		(4,146)	9,444
Non-controlling interest		169	327
		(3,977)	9,771

Red Football Limited

Consolidated statement of comprehensive income

		Year ended 30 June
	Note	2013 £’000	2012 £’000
(Loss)/profit for the year		(3,977)	9,771
Items that may subsequently be reclassified to the income statement:
Other comprehensive (loss)/income:
Fair value movements on cash flow hedges, net of tax	9	(488)	1,132
Exchange (loss)/gain on translation of overseas subsidiary	9	(88)	229
Other comprehensive (loss)/income for the year, net of tax		(576)	1,361
Total comprehensive (loss)/income for the year		(4,553)	11,132

Attributable to:
Owners of the parent		(4,722)	10,805
Non-controlling interest		169	327
		(4,553)	11,132

Items in the statement above are disclosed net of tax. The tax relating to each component of other comprehensive income is disclosed in note 9.

Red Football Limited

Consolidated balance sheet

		As at 30 June
	Note	2013 £’000	2012 £’000
ASSETS
Non-current assets
Property, plant and equipment	10	252,808	247,866
Investment property	11	14,080	14,197
Goodwill	12	421,453	421,453
Players’ registrations	13	119,947	112,399
Trade and other receivables	16	1,583	3,000
		809,871	798,915
Current assets
Derivative financial instruments	15	260	967
Trade and other receivables	16	682,683	688,691
Current tax receivable	17	—	2,500
Cash and cash equivalents	18	94,200	70,603
		777,143	762,761
Total assets		1,587,014	1,561,676

Red Football Limited

Consolidated balance sheet (continued)

		As at 30 June
	Note	2013 £’000	2012 £’000
EQUITY AND LIABILITIES
Equity
Share capital	19	—	—
Capital contribution reserve		474,203	405,799
Hedging reserve		178	666
Retained earnings		408,541	417,273
Equity attributable to owners of the parent		882,922	823,738
Non-controlling interest		—	(2,003)
		882,922	821,735
Non-current liabilities
Derivative financial instruments	15	1,337	1,685
Trade and other payables	20	18,413	22,305
Borrowings	21	377,474	421,247
Deferred revenue		17,082	9,375
Provisions	22	988	1,378
Deferred tax liabilities	23	17,168	26,678
		432,462	482,668
Current liabilities
Derivative financial instruments	15	29	—
Current tax liabilities		900	1,128
Trade and other payables	20	112,192	111,554
Borrowings	21	11,759	15,628
Deferred revenue		146,278	128,535
Provisions	22	472	428
		271,630	257,273
Total equity and liabilities		1,587,014	1,561,676

The financial statements on pages 11 to 57 were authorised for issue by the Board of directors on 27 September 2013 and were signed on its behalf.

J Glazer

Director

Company Number: 05370076

Red Football Limited

Consolidated statement of changes in equity

	Share Capital £’000	Capital contribution reserve £’000	Hedging reserve £’000	Retained Earnings £’000	Total attributable to owners of the parent £’000	Non- controlling interest £’000	Total Equity £’000
Balance at 1 July 2011	—	405,799	(466)	407,600	812,933	(2,330)	810,603
Profit for the year	—	—		9,444	9,444	327	9,771
Cash flow hedges, net of tax	—	—	1,132	—	1,132	—	1,132
Currency translation differences	—	—	—	229	229	—	229
Total comprehensive income for the year	—	—	1,132	9,673	10,805	327	11,132
Balance at 30 June 2012	—	405,799	666	417,273	823,738	(2,003)	821,735
(Loss)/profit for the year	—	—	—	(4,146)	(4,146)	169	(3,977)
Cash flow hedges, net of tax	—	—	(488)	—	(488)	—	(488)
Currency translation differences	—	—	—	(88)	(88)	—	(88)
Total comprehensive (loss)/income for the year	—	—	(488)	(4,234)	(4,722)	169	(4,553)
Capital contribution(1)	—	68,404	—	—	68,404	—	68,404
Acquisition of non-controlling interest in MUTV Limited (note 24)		—	—	(4,498)	(4,498)	1,834	(2,664)
Balance at 30 June 2013	—	474,203	178	408,541	882,922	—	882,922

(1)  Following the initial public offering of shares in Manchester United plc on 10 August 2012, a parent undertaking invested £68,404,000 by way of a capital contribution on 13 September 2012. The contribution was used to repurchase a portion of the Group’s senior secured notes.

Red Football Limited

Consolidated statement of cash flows

		Year ended 30 June
	Note	2013 £’000	2012 £’000
Cash flows from operating activities
Loss on ordinary activities before tax		(3,047)	(4,664)
Depreciation charges	10, 11	7,769	7,478
Amortisation of players’ registrations	13	41,714	38,262
Profit on disposal of property, plant and equipment		(7)	—
Profit on disposal of players’ registrations		(9,162)	(9,691)
Net finance costs	7	68,961	49,536
Fair value losses/(gains) on derivative financial instruments		91	(91)
Decrease/(increase) in trade and other receivables		9,560	(9,414)
Increase in trade and other payables and deferred revenue		18,352	9,626
Decrease in provisions		(401)	(739)
Cash generated from operations		133,830	80,303
Interest paid		(73,629)	(47,068)
Debt finance costs relating to borrowings		(3,074)	—
Interest received		710	1,010
Income tax refund/(paid)		3,057	(3,334)
Net cash generated from operating activities		60,894	30,911
Cash flows from investing activities
Purchases of property, plant and equipment		(12,503)	(15,323)
Purchases of investment property		(2)	(7,364)
Proceeds from sale of property, plant and equipment		9	—
Purchases of players’ registrations		(45,997)	(58,971)
Proceeds from sale of players’ registrations		9,646	9,409
Net cash used in investing activities		(48,847)	(72,249)
Cash flows from financing activities
Capital contribution		68,404	—
Proceeds from borrowings		209,190	—
Acquisition of additional interest in subsidiary		(2,664)	—
Loan to parent undertaking		(5,359)	(10,000)
Repayment of borrowings		(259,254)	(28,774)
Net cash generated from/(used in) financing activities		10,317	(38,774)
Net increase/(decrease) in cash and cash equivalents		22,364	(80,112)
Cash and cash equivalents at beginning of year		70,603	150,645
Exchange gains on cash and cash equivalents		1,233	70
Cash and cash equivalents at end of year	18	94,200	70,603

Red Football Limited

Notes to the consolidated financial statements

1                                         General information

Red Football Limited (the “Company”, the “Parent Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company is a private company limited by share capital domiciled and incorporated in the United Kingdom and registered in England and Wales. The address of its registered office is Sir Matt Busby Way, Old Trafford, Manchester, M16 0RA. The registered number of the Company is 05370076.

These financial statements are presented in Pounds Sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

2                                         Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1                               Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, as modified by certain financial assets and liabilities (including derivative financial instruments) which are recognised at fair value through profit or loss, unless cash flow hedge accounting applies.

2.1.1                     Changes in accounting policy and disclosures

a)                           New and amended standards adopted by the Group.

The Group has adopted the following new and amended IFRS standards for the first time for the financial year beginning on 1 July 2012. None of these had a material impact on the consolidated financial statements of the Group.

•                      Amendment to IAS 1, ‘Financial statement presentation’ regarding other comprehensive income. The main change resulting from these amendments is a requirement for entities to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently.

b)                           New and amended standards and interpretations not yet adopted

The following new standards, amendments to standards and interpretations are not yet effective and have not been applied in preparing these consolidated financial statements. Adoption may affect the disclosures in the Group’s financial statements in the future. The adoption of these standards, amendments and interpretations is not expected to have a material impact on the consolidated financial statements of the Group, except as set out below.

•                      Amendment to IFRS 7, ‘Financial instruments: Disclosures’, on offsetting financial assets and financial liabilities. This amendment reflects the IASB and FASB requirements to enhance current offsetting disclosures. These new disclosures are intended to facilitate comparison between those entities that prepare IFRS financial statements and those that prepare US GAAP financial statements. The Group will adopt the amendment to IFRS 7 from 1 July 2013.

•                      Amendment to IAS 32, ‘Financial instruments: Presentation’, on offsetting financial assets and financial liabilities. This amendment updates the application guidance in IAS 32 to clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The Group will adopt the amendment to IAS 32 from 1 July 2014.

Red Football Limited

Notes to the consolidated financial statements (continued)

2                                         Summary of significant accounting policies (continued)

b)                                    New and amended standards and interpretations not yet adopted (continued)

•                      IAS 19 (revised 2011), ‘Employee benefits’ which removes the corridor approach and calculates finance costs on a net funding basis. The Group will adopt the IAS 19 (revised 2011) from 1 July 2013.

•                      IAS 27 (revised 2011), ‘Separate financial statements’. This standard includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. The Group will adopt IAS 27 (revised 2011) from 1 July 2013.

•                      Annual improvements to IFRSs 2011 which includes changes to IFRS 1, ‘First time adoption’, IAS 1, ‘Financial statement presentation’, IAS 16, ‘Property, plant and equipment’, IAS 32, ‘Financial instruments: presentation’, and IAS 34, ‘Interim financial reporting’. The Group will adopt the annual improvements to IFRSs 2011 from 1 July 2013.

•                      IFRS 9, ‘Financial instruments’ addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortised cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Group does not expect adoption of IFRS 9 to have a material impact and will adopt IFRS 9 from 1 July 2015. The Group will also consider the impact of the remaining phases of IFRS 9 when completed by the IASB.

•                      IFRS 10, ‘Consolidated financial statements’ builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Group does not expect adoption of IFRS 10 to have a material impact and will adopt IFRS 10 from 1 July 2013.

•                      IFRS 12, ‘Disclosures of interests in other entities’ includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Group does not expect adoption of IFRS 12 to have a material impact and will adopt IFRS 12 from 1 July 2013.

•                      IFRS 13, ‘Fair value measurement’ aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP. The Group does not expect adoption of IFRS 13 to have a material impact and will adopt IFRS 13 from 1 July 2013.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

Red Football Limited

Notes to the consolidated financial statements (continued)

2                                         Summary of significant accounting policies (continued)

2.2                               Basis of consolidation

a)                           Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The acquisition accounting method is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of exchange. Cost includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of the non-controlling interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement. Costs associated with an acquisition are included in the income statement as incurred. Any changes to the fair value, including any changes to the fair value of any contingent consideration, are taken directly to the income statement in subsequent years. Historically there have been no material changes to fair values. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

Intercompany transactions, balances and unrealised gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

b)                                Transactions with non-controlling interests

The Group treats transactions with non-controlling interests as transactions with equity owners of the parent. For purchases of shares from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity.

2.3                               Segment reporting

The Group has one reportable segment, being the operation of a professional football club. The chief operating decision maker (being the Board and executive officers of Manchester United plc), who is responsible for allocating resources and assessing performance obtains financial information, being the Consolidated income statement, Consolidated balance sheet and Consolidated statement of cash flows, and the analysis of changes in net debt, about the Group as a whole. The Group has investment property, however, this is not considered to be a material business segment and is therefore not reported as such.

Red Football Limited

Notes to the consolidated financial statements (continued)

2                                         Summary of significant accounting policies (continued)

2.4                               Foreign currency translation

a)                           Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Pounds Sterling which is the Company’s and its subsidiaries functional currency, with the exception of Manchester United Commercial Enterprises (Ireland) Limited whose functional currency is the Euro.

b)                           Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in other comprehensive income as qualifying cash flow hedges.

c)                            Translation of overseas net assets

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentational currency are translated into the presentational currency as follows:

(i)                           assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii)                         income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing at the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)                     all resulting exchange differences are recognised in other comprehensive income and accumulated in equity.

On disposal of a foreign operation any cumulative exchange differences held in equity are reclassified to the income statement.

d)                           Exchange rates

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
	2013	2012	2013	2012
Euro	1.1666	1.2360	1.2125	1.1802
US Dollar	1.5166	1.5680	1.5683	1.5896

Red Football Limited

Notes to the consolidated financial statements (continued)

2                                         Summary of significant accounting policies (continued)

2.5                               Revenue recognition

Revenue represents the fair value of consideration received or receivable from the Group’s principal activities excluding transfer fees and value added tax. The Group’s principal revenue streams are Commercial, Broadcasting and Matchday. The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Group’s activities as described below.

a)                           Commercial

Commercial revenue comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, and fees for the Manchester United first team undertaking tours.

For sponsorship contracts any additional revenue receivable over and above the minimum guaranteed revenue contained in the sponsorship and licensing agreements is taken to revenue when a reliable estimate of the future performance of the contract can be obtained and it is probable that the amounts will not be recouped by the sponsor in future years. Revenue is recognised over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. This typically results in more revenue being recognised in the later stages of the contract as the level of support provided to sponsors increases over the term of the sponsorship agreement, which is consistent with the payment profiles typically set out in the contract. In instances where the sponsorship benefits remain the same over the duration of the contract, revenue is recognised on a straight-line basis.  In respect of contracts with multiple elements, the Group allocates the total consideration receivable to each separately identifiable element based on their relative fair values, and then recognizes the allocated revenue on a straight-line basis over the relevant period of each element.

Commercial revenue which is received in advance of a period end but relating to future periods is treated as deferred revenue. The deferred revenue is then released to revenue on an accruals basis in accordance with the substance of the relevant agreements.

b)                           Broadcasting

Broadcasting revenue represents revenue receivable from all UK and overseas broadcasting contracts, including contracts negotiated centrally by the FA Premier League and UEFA.

Distributions from the FA Premier League comprise a fixed element (which is recognised evenly as domestic home league matches are played), facility fees for live coverage and highlights of domestic home and away matches (which are recognised when the respective match is played), and merit awards (which are only recognised when they are known at the end of each football season).

Distributions from UEFA relating to participation in European cup competitions comprise market pool payments (which are recognised over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other FA Premier League clubs in the competition) and fixed amounts for participation in individual matches (which are recognised when the matches are played).

Broadcasting revenue which is received in advance of a period end but relating to future periods is treated as deferred revenue. The deferred revenue is then released to revenue on an accruals basis in accordance with the substance of the relevant agreements.

Red Football Limited

Notes to the consolidated financial statements (continued)

2                                         Summary of significant accounting policies (continued)

2.5       Revenue recognition (continued)

c)                  Matchday

Matchday revenue is recognised based on matches played throughout the year with revenue from each match being recognised only after the match to which the revenue relates has been played. Revenue from related activities such as Conference and Events or the Museum is recognised as the event or service is provided or the facility is used.

Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford together with the Group’s share of gate receipts from cup matches not played at Old Trafford (where applicable), and fees for arranging other events at the Old Trafford stadium. The share of gate receipts payable to the other participating club and competition organiser for cup matches played at Old Trafford (where applicable) is treated as an operating expense.

Matchday revenue which is received in advance of a period end but relating to future periods (mainly the sale of seasonal facilities for first team matches at Old Trafford) is treated as deferred revenue. The deferred revenue is then released to revenue as the matches are played.

d)                 Finance income

Finance income is recognised using the effective interest rate method.

2.6                               Accrued revenue

Revenue from matchday activities, broadcasting and commercial contracts, which is received after the period to which it relates, is accrued as earned.

2.7                               Deferred revenue

Revenue from matchday activities, broadcasting and commercial contracts, received or receivable prior to the period end in respect of future periods, is deferred.

2.8                               Tax

Current tax, which comprises UK and overseas corporation tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the reporting date. Deferred tax is the tax expected to be payable or recoverable on the difference between the carrying amounts of assets and liabilities in the balance sheet and the corresponding tax bases used in the computation of taxable profits and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised only to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised.

Deferred tax is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply in the period in which the liability is settled or the asset is realised and is charged or credited in the income statement, except where it relates to items charged or credited to equity via the statement of comprehensive income, when the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Red Football Limited

Notes to the consolidated financial statements (continued)

2                                         Summary of significant accounting policies (continued)

2.9                               Property, plant and equipment

Property, plant and equipment is initially measured at cost (comprising the purchase price, after deducting discounts and rebates, and any directly attributable costs) and is subsequently carried at cost less accumulated depreciation and any provision for impairment.

Subsequent costs, for example, capital improvements and refurbishment, are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Where appropriate, the carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. With the exception of freehold property acquired before 1 August 1999, depreciation on other assets is calculated using the straight-line method to write-down assets to their residual value over their estimated useful lives as follows:

Freehold property	75 years
Computer equipment and software (included within Plant and machinery)	3 years
Plant and machinery	4-5 years
Fixtures and fittings	7 years

Freehold property acquired before 1 August 1999 is depreciated on a reducing balance basis at an annual rate of 1.33%.

The assets’ residual values and useful lives are reviewed and adjusted if appropriate at each reporting date.

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment charges arising are recognised in the income statement when the carrying amount of an asset is greater than the estimated recoverable amount, which is the higher of an asset’s fair value less costs to sell and value in use, and are calculated with reference to future discounted cash flows that the asset is expected to generate when considered as part of a cash-generating unit.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within operating expenses within the income statement.

2.10                        Investment property

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the Group, is classified as investment property.

Investment property is initially measured at cost (comprising the purchase price, after deducting discounts and rebates, and any directly attributable costs) and is subsequently carried at cost less accumulated depreciation and any provision for impairment. Investment property is depreciated using the straight-line method over 75 years.

Investment properties are reviewed for impairment when there is a triggering event such as a decline in the property market. An impairment charge is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Red Football Limited

Notes to the consolidated financial statements (continued)

2                               Summary of significant accounting policies (continued)

2.11              Goodwill

a)                           Initial recognition

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition.

b)                           Impairment

Management considers there to be one material cash generating unit for the purposes of annual impairment review being the operation of a professional football club.

Goodwill is not subject to amortisation and is tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognised in the income statement when the carrying value of goodwill exceeds its recoverable amount. Its recoverable amount is the higher of fair value less costs of disposal and value in use.

2.12              Players’ registrations and football staff remuneration

a)                           Remuneration

Remuneration is charged to operating expenses on a straight-line basis over the contract periods based on the amount payable to players and other football staff for that period. Any performance bonuses are recognised when the Company considers that it is probable that the condition related to the payment will be achieved.

Signing-on fees are typically paid to players in equal annual instalments over the term of the player’s contract. Instalments are paid at or near the beginning of each financial year and recognised as prepayments within trade and other receivables. They are subsequently charged to the income statement (as operating expenses) on a straight-line basis over the financial year. Signing-on fees paid form part of cash flows from operating activities.

Loyalty fees are bonuses which are paid to players either at the beginning of a renewed contract or in instalments over the term of their contract in recognition for either past or future performance. Loyalty bonuses for past service are typically paid in a lump sum amount upon renewal of a player’s contract. These loyalty bonuses require no future service and are not subject to any claw-back provisions were the player to subsequently leave the club during their new contract term. They are expensed once the Company has a present legal or constructive obligation to make the payment, which arises when the new contract is agreed. Loyalty bonuses for ongoing service are typically paid in equal annual instalments over the term of the player’s contract. These are paid at the beginning of each financial year and the related charge is recognised within operating expenses in the income statement on a straight-line basis over that period.

b)                           Initial recognition

The costs associated with the acquisition of players’ registrations are capitalised at the fair value of the consideration payable. Costs include transfer fees, FAPL levy fees, agents’ fees incurred by the club and other directly attributable costs. Costs also include the fair value of any contingent consideration, which is primarily payable to the player’s former club (with associated levy fees payable to the FAPL), once payment becomes probable. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the player’s registration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual player basis. The additional amount of contingent consideration potentially payable, in excess of the amounts included in the cost of players’ registrations, is disclosed in note 26.3. Costs are fully amortised using the straight-line method over the period covered by the player’s contract.

Red Football Limited

Notes to the consolidated financial statements (continued)

2                               Summary of significant accounting policies (continued)

2.12              Players’ registrations and football staff remuneration (continued)

c)                            Renegotiation

Where a playing contract is extended, any costs associated with securing the extension are added to the unamortised balance (at the date of the amendment) and the revised book value is amortised over the remaining revised contract life.

d)                           Disposals

Assets available for sale (principally player registrations) are classified as assets held for sale when their carrying value is expected to be recovered principally through a sale transaction and a sale is considered to be highly probable. Highly probable is defined as being actively marketed by the club, with unconditional offers having been received prior to a period end. These assets would be stated at the lower of the carrying amount and fair value less costs to sell.

Gains and losses on disposal of players’ registrations are determined by comparing the fair value of the consideration receivable, net of any transaction costs, with the carrying amount and are recognised separately in the income statement within profit on disposal of players’ registrations. Where a part of the consideration receivable is contingent on specified performance conditions, this amount is recognised in the income statement on the date the conditions are met.

e)                            Impairment

Management does not consider that it is possible to determine the value in use of an individual football player in isolation as that player (unless via a sale or insurance recovery) cannot generate cash flows on his own. Whilst management does not consider any individual player can be separated from the single cash generating unit (“CGU”), being the operations of the Group as a whole, there may be certain circumstances where a player is taken out of the CGU, when it becomes clear that they will not be available to play again for the club, for example, a player sustaining a career threatening injury. If such circumstances were to arise, the carrying value of the player would be assessed against the Group’s best estimate of the player’s fair value less any costs to sell and an impairment charge made in operating expenses reflecting any loss arising.

Red Football Limited

Notes to the consolidated financial statements (continued)

2                                         Summary of significant accounting policies (continued)

2.13                        Derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of cash flows (cash flow hedge).

For designated hedges relating to future years’ income the Group has documented, at the inception of the transaction, the relationship between hedging instruments and hedged items as well as its risk management objective and strategy for undertaking the hedge transactions. The Group also documents its assessment, both at hedge inception and on an on-going basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows of the hedged item.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 15. Movements on the hedging reserve in other comprehensive income are shown in the statement of changes in equity. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income. The gain or loss relating to any ineffective portion is recognised immediately in the income statement within ‘operating expenses — excluding exceptional items’. Amounts previously recognised in other comprehensive income and accumulated in equity are reclassified to the income statement in the periods when the hedged item is recognised in the income statement, in the same line of the income statement as the recognised hedged item. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the hedged item is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within operating expenses.

2.14                        Trade and other receivables

Trade receivables are recognised initially at fair value, and subsequently measured at amortised cost less provision for impairment. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

A provision for impairment of trade receivables is established when there is objective evidence that the receivable is impaired. The amount of impairment loss is measured as the difference between the carrying amount of the receivable and the present value of the estimated future cash flows arising on the trade receivable. Significant financial difficulties of the customer, probability that the customer will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 90 days overdue) are considered indicators that the trade receivable may be impaired.

The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement within ‘operating expenses’. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against ‘operating expenses’ in the income statement.

Other receivables comprise loans to related parties (see note 29.1) and other miscellaneous receivables, which are recognised initially at fair value and subsequently measured at amortised cost. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Red Football Limited

Notes to the consolidated financial statements (continued)

2                                         Summary of significant accounting policies (continued)

2.15                        Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, and, if applicable, other short-term highly liquid investments with original maturities of three months or less.

2.16                        Trade payables

Trade payables are obligations to pay for goods and services which have been acquired in the commercial operations of the Group. Amounts payable are classified as current liabilities if payment is due within one year or less. If not they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortised cost.

2.17                        Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost; any differences between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method. Finance costs are recognised using the effective interest rate method. Interest payments or receipts are treated as cash flows from operating activities.

2.18                        Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as a finance cost.

Provision is made for the anticipated net costs of onerous leases on non-trading properties.

2.19                        Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Rentals payable under operating leases are charged to the income statement on a straight line basis over the lease term. Any incentives received at the inception of the lease are recognised on a straight-line basis over the life of the lease.

Rentals receivable under sub-tenancy agreements are credited to the income statement on a straight line basis over the lease term. Any lease incentives given are recognised on a straight-line basis over the life of the lease. The risk and rewards of ownership on the sub-let property remain with the third party lessor.

2.20                        Pension costs

The Group is one of a number of participating employers in The Football League Limited Pension and Life Assurance Scheme (‘the scheme’ — see note 27.1). The Group is unable to identify its share of the assets and liabilities of the scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. Full provision has been made for the additional contributions that the Group has been requested to pay to help fund the scheme deficit.

The Group also operates a defined contribution scheme. The assets of the scheme are held separately from those of the Company in an independently administered fund. The Group’s contributions into this scheme are reflected within the income statement when they fall due.

2.21                        Exceptional items

Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size, nature or incidence. Such items are disclosed in the notes to the financial statements.

Red Football Limited

Notes to the consolidated financial statements (continued)

2                               Summary of significant accounting policies (continued)

2.22              Share capital and reserves

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds of the issue.

The capital contribution reserve arose as a result of capital contributions from parent undertakings.

The hedging reserve is used to reflect the effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges.

Red Football Limited

Notes to the consolidated financial statements (continued)

3                                         Critical Accounting Judgements and Estimates

The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting judgements, estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, which are not readily apparent from other sources. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The estimates and assumptions used are based on historical experience and any other factors that are considered to be relevant. Actual results may differ from these estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are considered to be:

a)                           Goodwill

The Group annually tests whether goodwill has suffered any impairment or more frequently if events or changes in circumstances indicate a potential impairment, in accordance with its accounting policy. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates, both in arriving at the expected future cash flows and the application of a suitable discount rate in order to calculate the present value of these flows. These calculations have been carried out in accordance with the assumptions set out in note 12.

b)                           Players’ registrations

The costs associated with the acquisition of players’ registrations are capitalised at the fair value of the consideration payable, including an estimate of the fair value of any contingent consideration. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the player’s registration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual player basis. A provision of £0.4 million relating to this contingent consideration has been recognised on the balance sheet as of 30 June 2013. The maximum additional amount that could be payable as of that date is disclosed in note 26.3.

The Group will perform an impairment review on intangible assets, including player registrations, if adverse events indicate that the amortised carrying value of the asset may not be recoverable. Whilst no individual player can be separated from the single cash generating unit (“CGU”), being the operations of the Group as a whole, there may be certain circumstances where a player is taken out of the CGU, for example a player being excluded from the First Team due to sustaining a career threatening injury. If such circumstances were to arise, the carrying value of the player would be assessed against the Group’s best estimate of the player’s fair value less any costs to sell.

c)                            Revenue recognition - estimates in certain commercial contracts

In addition to a minimum guarantee, certain commercial contracts include additional profit share arrangements based on cumulative profits earned from the exploitation of the Manchester United brand. However, under the terms of one key commercial agreement, such surplus profits may be recouped by the sponsor against future minimum guarantees should the future financial performance result in profits below the minimum guarantee.

Any additional profit share on such arrangements is only recognised when a reliable estimate of the future performance of the contract can be obtained and only to the extent that the revenue is considered probable.

In assessing whether any additional profit share is probable and should therefore be recognised, management carry out regular reviews of the contracts and future financial forecasts, having regard to the underlying risk factors such as team performance and general economic conditions.

Additional profit share recognised in the year ended 30 June 2013 amounted to £12.8 million, cumulative £30.1 million (2012: £8.4 million, cumulative £17.3 million).

Red Football Limited

Notes to the consolidated financial statements (continued)

3                               Critical Accounting Judgements and Estimates (continued)

d)                           Revenue recognition - commercial contracts with multiple elements

In respect of contracts with multiple elements, the Group allocates the total consideration receivable to each separately identifiable element based on their relative fair values, and then recognizes the allocated revenue on a straight-line basis over the relevant period of each element.

Revenue relating to commercial contracts with multiple elements recognized in the year ended 30 June 2013 amounted to £11.9 million (2012: £nil).

e)                            Recognition of deferred tax assets in respect of losses

Deferred tax assets are recognised on losses carried forward only to the extent that it is probable that they will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilised. In arriving at a judgement in relation to the recognition of deferred tax assets on losses, management consider the regulations applicable to taxation and advice on their interpretation. Management also consider whether losses carried forward may be utilised through tax planning opportunities to create suitable taxable profits.  Future taxable income may be higher or lower than estimates made when determining whether it is appropriate to record a tax asset and the amount to be recorded.  Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessment of the recognition of deferred tax assets on losses carried forward.

Red Football Limited

Notes to the consolidated financial statements (continued)

4                               Segment information

The principal activity of the Group is the operation of a professional football club. All of the activities of the Group support the operation of the football club and the success of the first team is critical to the on-going development of the Group.

Consequently the Chief Operating Decision Maker regards the Group as operating in one material segment, being the operation of a professional football club.

Revenue, all of which arises within the United Kingdom from the Group’s principal activity, can be analysed into its three main components as follows:

	2013 £’000	2012 £’000
Commercial	152,441	117,611
Broadcasting	101,625	103,991
Matchday	109,123	98,718
	363,189	320,320

All non-current assets are held within the United Kingdom.

Revenue derived from entities accounting for more than 10% of revenue in either 2013 or 2012 were as follows:

	2013 £’000	2012 £’000
F.A. Premier League	63,977	63,859
Nike	38,609	33,787
UEFA	<10%	34,802

Red Football Limited

Notes to the consolidated financial statements (continued)

5                               Operating expenses - excluding exceptional items

	2013 £’000	2012 £’000
Employee benefit expense (note 8)	(180,468)	(161,688)
Operating lease costs	(2,760)	(2,186)
Auditors’ remuneration: audit of Parent Company and consolidated financial statements	(17)	(16)
Auditors’ remuneration: audit of the Company’s subsidiaries	(312)	(76)
Auditors’ remuneration: tax compliance services	(282)	(277)
Auditors’ remuneration: other services	(166)	(4)
Exchange gains/(losses)	570	(445)
Profit on disposal of property, plant and equipment	7	—
Depreciation - property, plant and equipment (note 10)	(7,650)	(7,373)
Depreciation - investment property (note 11)	(119)	(105)
Other operating expenses	(71,125)	(63,979)
Amortisation of players’ registrations (note 13)	(41,714)	(38,262)
	(304,036)	(274,411)

In addition to the auditors’ remuneration charges disclosed above are amounts of £nil (2012: £1,975,000) relating to corporate finance services provided in connection with a public offer of shares by Manchester United plc and either charged as operating expenses — exceptional items when they are not directly attributable to the issue of new shares (see note 6) or prepaid for future offset against share premium when they are directly attributable to the issue of new shares.

6                               Operating expenses — exceptional items

	2013 £’000	2012 £’000
Compensation paid to coaching staff on loss of office	(2,401)	—
Professional adviser fees relating to proposed issue of shares	—	(8,936)
Football League pension scheme deficit (note 27)	—	(1,792)
	(2,401)	(10,728)

Compensation paid to coaching staff on loss of office arose following the appointment of a new team manager.

Professional adviser fees relating to a public offer of shares by Manchester United plc are recognised as an expense when they are not directly attributable to the issue of new shares or when a particular offer is no longer being pursued. The fees include £nil (2012: £1,755,000) relating to services provided by the Group’s auditors.

The Football League pension scheme deficit reflects the present value of the additional contribution the Group is expected to pay to make good the increased deficit of the scheme as per the latest actuarial valuation at 31 August 2011 (see note 27.1).

Red Football Limited

Notes to the consolidated financial statements (continued)

7                               Net finance costs

	2013 £’000	2012 £’000
Interest payable on bank loans, overdrafts and deferred element of terminated interest rate swap	(3,048)	(3,648)
Foreign exchange gain on US dollar denominated bank accounts	1,233	70
Interest payable on secured term loan and senior secured notes	(32,299)	(36,448)
Amortisation of issue discount, debt finance and debt issue costs on secured term loan and senior secured notes	(11,836)	(2,290)
Premium on repurchase of senior secured notes (note 21)	(21,977)	(2,180)
Foreign exchange loss on US dollar denominated secured term loan and senior secured notes	(2,501)	(5,191)
Unwinding of discount factors relating to onerous lease provision (note 22) and player transfer fees	(154)	(347)
Fair value movements on derivative financial instruments:
Interest rate swaps	348	(281)
Total finance costs	(70,234)	(50,315)
Total finance income — interest receivable	1,273	779
Net finance costs	(68,961)	(49,536)

Red Football Limited

Notes to the consolidated financial statements (continued)

8                               Employees

8.1                     Employee benefit expense and average number of people employed

The average monthly number of employees during the year, including directors, was as follows:

	2013 Number	2012 Number
Average number of employees:
Football - players	82	79
Football - technical and coaching	76	80
Commercial	125	76
Media	69	73
Administration and other	391	388
Average monthly number of employees	743	696

The Group also employs approximately 2,395 temporary staff on match days (2012: 2,376), the costs of which are included in employee costs below.

Particulars of employee costs are as shown below:

	2013 £’000	2012 £’000
Wages and salaries (including bonuses)	(159,367)	(142,699)
Social security costs	(19,303)	(17,567)
Other pension costs — defined contribution (note 27.2)	(1,798)	(1,422)
	(180,468)	(161,688)

8.2                     Key management compensation

Key management includes directors (executive and non-executive) of the Company and executive directors and officers of Manchester United Limited. The compensation paid or payable to key management for employee services, which is included in the employee costs table above, is shown below:

	2013 £’000	2012 £’000
Salaries and other short-term employee benefits (including bonuses)	(6,930)	(6,947)
Share-based payments	(1,390)	—
Post-employment benefits	(168)	(117)
	(8,488)	(7,064)

No directors of Red Football Limited received any emoluments in respect of services for the Company and Group during the year (2012: none).

Red Football Limited

Notes to the consolidated financial statements (continued)

9                               Tax

	2013 £’000	2012 £’000
Current tax:
Current tax on loss for the year	(11,067)	(13,542)
Adjustment in respect of previous years(1)	1,276	—
Foreign tax	(491)	(125)
Total current tax expense	(10,282)	(13,667)
Deferred tax:
Origination and reversal of temporary differences	6,656	3,719
Adjustment in respect of previous years(1)	1,663	3,445
Impact of change in UK corporation tax rate	1,033	3,778
Recognition of previously unrecognised deferred tax asset(2)	—	17,160
Total deferred tax credit	9,352	28,102
Total tax (expense)/credit	(930)	14,435

A reconciliation of the total tax (expense)/credit is as follows:

	2013 £’000	2012 £’000
Loss before tax	3,047	4,664
Loss before tax multiplied by weighted average UK Corporation tax rate of 23.75% (2012: 25.5%)	724	1,189
Tax effects of:
Foreign tax	—	(125)
Adjustment in respect of previous years(1)	2,939	3,445
Re-measurement of deferred tax — change in UK corporation tax rate	816	3,778
Utilisation of tax losses	—	5,619
Recognition of previously unrecognised deferred tax asset(2)	—	17,160
Expenses not deductible for tax purposes(3)	(396)	(3,091)
Exempted finance income	7,111	—
UK/UK transfer pricing adjustment	(12,124)	(13,540)
Total tax (expense)/credit	(930)	14,435

(1) The £2,939,000 tax credit in 2013 is primarily due to the recognition of further deferred tax assets relating to the premium arising on the repurchase of senior secured notes in the prior year. The £3,445,000 tax credit in 2012 is due to the reassessment of the position relating to a previous rolled over gain on player disposal.

(2) In 2012 management considered the availability and utilisation of tax losses during the year and recognised a deferred tax asset in respect of previously unrecognised tax losses.

(3) Expenses not deductible for tax purposes typically comprise non-qualifying depreciation and routine, recurring disallowable expenses such as entertaining. The £396,000 (2012: £3,091,000) additional tax charge mainly relates to professional adviser fees relating to a public offer of shares (see note 6), and the premium paid on repurchase of senior secured notes (see note 21).

Red Football Limited

Notes to the consolidated financial statements (continued)

9                               Tax (continued)

The main rate of UK corporation tax reduced from 24% to 23% from 1 April 2013. The reduction to 23% was enacted in July 2012 and consequently deferred tax balances have been re-measured to 23%. Proposals have been announced to further reduce the rate to 21% from 1 April 2014 and to 20% from 1 April 2015. The further reductions to 21% and 20% were enacted in July 2013. The overall effect of the further reductions from 23% to 20%, if these applied to the deferred tax balance at 30 June 2013, would be to reduce the deferred tax liability by £2,239,000.

In addition to the amount charged to the income statement, the following amounts relating to tax have been recognised directly in other comprehensive income:

	2013			2012
	Before tax £’000	Tax £’000	After tax £’000	Before tax £’000	Tax £’000	After tax £’000
Arising on income and expenses recognised in other comprehensive income:
Movements in fair value of financial instruments treated as cash flow hedges	(646)	158	(488)	1,506	(374)	1,132
Exchange (loss)/gain on translation of overseas subsidiary	(88)	—	(88)	229	—	229
Other comprehensive (loss)/income	(734)	158	(576)	1,735	(374)	1,361
Deferred tax (note 23)	—	158	—	—	(374)	—

Red Football Limited

Notes to the consolidated financial statements (continued)

10           Property, plant and equipment

	Freehold property £’000	Plant and machinery £’000	Fixtures and fittings £’000	Total £’000
Cost
At 1 July 2011	255,326	34,329	22,988	312,643
Additions	9,179	2,411	3,109	14,699
Disposals	—	(895)	(553)	(1,448)
At 30 June 2012	264,505	35,845	25,544	325,894
Accumulated depreciation
At 1 July 2011	26,924	30,428	14,751	72,103
Charge for year	3,306	1,671	2,396	7,373
Disposals	—	(895)	(553)	(1,448)
At 30 June 2012	30,230	31,204	16,594	78,028
Net book amount
At 30 June 2012	234,275	4,641	8,950	247,866
Net book amount
At 1 July 2011	228,402	3,901	8,237	240,540
Cost
At 1 July 2012	264,505	35,845	25,544	325,894
Additions	5,552	2,604	4,438	12,594
Disposals	—	(2,272)	(620)	(2,892)
At 30 June 2013	270,057	36,177	29,362	335,596
Accumulated depreciation
At 1 July 2012	30,230	31,204	16,594	78,028
Charge for year	3,326	1,814	2,510	7,650
Disposals	—	(2,270)	(620)	(2,890)
At 30 June 2013	33,556	30,748	18,484	82,788
Net book amount
At 30 June 2013	236,501	5,429	10,878	252,808

Freehold property primarily comprises the Old Trafford stadium and the Aon Training Complex.

Property, plant and equipment with a net book amount of £252,482,000 (2012: £247,317,000) has been pledged to secure the secured term loan and senior secured notes borrowings of the Group (see note 21).

Capital commitments at the reporting date are disclosed in note 26.2.

Red Football Limited

Notes to the consolidated financial statements (continued)

11           Investment property

£’000
Cost
At 1 July 2011	11,762
Additions	7,364
At 30 June 2012	19,126
Accumulated depreciation and impairment
At 1 July 2011	4,824
Charge for the year	105
At 30 June 2012	4,929
Net book amount
At 30 June 2012	14,197
Net book amount
At 1 July 2011	6,938
Cost
At 1 July 2012	19,126
Additions	2
At 30 June 2013	19,128
Accumulated depreciation and impairment
At 1 July 2012	4,929
Charge for the year	119
At 30 June 2013	5,048
Net book amount
At 30 June 2013	14,080

Investment properties were externally valued as at 30 June 2013 in accordance with UK practice statements contained within the Royal Institute of Chartered Surveyors Valuations Standards, 6th edition. This valuation supported the carrying amount as of 30 June 2013 and consequently there were no changes to the net book amount.

The property rental revenue earned by the Group from its investment property amounted to £1,126,000 (2012: £929,000). Direct operating expenses arising on investment property, all of which generated rental income, in the year amounted to £390,000 (2012: £302,000).

Investment property with a net book amount of £6,574,000 (2012: £6,637,000) has been pledged to secure the secured bank loan borrowings of the Group (see note 21).

As at 30 June 2013, the Group had no contractual obligations to purchase, construct or develop investment property (2012: £nil). As of 30 June 2013, the Group had no material contractual obligations for repairs, maintenance or enhancements to investment property (2012: not material).

Red Football Limited

Notes to the consolidated financial statements (continued)

12                        Goodwill

	2013 £’000	2012 £’000
Cost and net book amount at the beginning and end of the year	421,453	421,453

Impairment tests for goodwill

Goodwill arose largely in relation to the Group’s acquisition of Manchester United Limited in 2005. An impairment test has been performed on the carrying value of goodwill based on value-in-use calculations.

The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five year period. The budgets are based on past experience and identified initiatives in respect of revenues, variable and fixed costs, player and capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five year period are extrapolated using a terminal growth rate of 2.5% (2012: 2.5%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

The other key assumptions used in the value in use calculations for each period are the pre-tax discount rate, which has been determined at 11.14% (2012: 10.51%) for each period, and certain assumptions around progression in domestic and European cup competitions, notably the UEFA Champions League.

Management determined budgeted revenue growth based on historic performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.

The following sensitivities were applied to the value in use calculations:

•             increase the discount rate by 3% (which represents management’s assessment of a reasonably possible increase in the discount rate);

•             failure to qualify for the UEFA Champions League once every five seasons.

In each of these scenarios the estimated recoverable amount substantially exceeds the carrying value for the cash generating unit and accordingly no impairment was identified.

Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Red Football Limited

Notes to the consolidated financial statements (continued)

13                                  Players’ registrations

£’000
Cost
At 1 July 2011	293,370
Additions	23,247
Disposals	(9,800)
At 30 June 2012	306,817
Accumulated amortisation
At 1 July 2011	163,661
Charge for year	38,262
Disposals	(7,505)
At 30 June 2012	194,418
Net book amount
At 30 June 2012	112,399
Net book amount
At 1 July 2011	129,709
Cost
At 1 July 2012	306,817
Additions	51,175
Disposals	(40,247)
At 30 June 2013	317,745
Accumulated amortisation
At 1 July 2012	194,418
Charge for year	41,714
Disposals	(38,334)
At 30 June 2013	197,798
Net book amount
At 30 June 2013	119,947

The unamortised balance of existing players’ registrations as of 30 June 2013 was £119.9 million, of which £44.1 million is expected to be amortised in the year ended 30 June 2014. The remaining balance is expected to be amortised over the four years to 30 June 2018. This does not take into account player additions after 30 June 2013, which would have the effect of increasing the amortisation expense in future periods; nor does it consider disposals subsequent to 30 June 2013, which would have the effect of decreasing future amortisation charges. Furthermore, any contract renegotiations would also impact future charges.

Red Football Limited

Notes to the consolidated financial statements (continued)

14                        Financial instruments by category

The accounting classification of each category of financial instruments, and their carrying values, is set out in the following table:

	Note	2013 £’000	2012 £’000
Financial assets
Designated and effective as hedging instruments:
Derivative financial instruments	15	260	876
At fair value through profit and loss:
Derivative financial instruments	15	—	91
Loans and receivables:
Trade and other receivables excluding prepayments(1)	16	672,245	681,066
Cash and cash equivalents	18	94,200	70,603
Total		766,705	752,636

Financial liabilities
Designated and effective as hedging instruments:
Derivative financial instruments	15	29	—
At fair value through profit and loss:
Derivative financial instruments	15	1,337	1,685
Other financial liabilities:
Trade and other payables excluding social security and other taxes(2)	20	114,884	118,196
Borrowings	21	389,233	436,875
Total		505,483	556,756

(1) Prepayments are excluded from the trade and other receivables balance, as this analysis is required only for financial instruments.

(2) Social security and other taxes are excluded from the trade and other payables balance, as this analysis is required only for financial instruments.

The fair value of financial instruments equals their carrying amount apart from the senior secured notes component of borrowings. The carrying amount and fair value of the senior secured notes are as follows:

	Carrying amount		Fair value
	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Senior secured notes	177,489	428,413	189,026	463,240
Unamortised issue discount and debt finance costs	(5,992)	(17,828)	—	—
	171,497	410,585	189,026	463,240

The fair value of the senior secured notes is calculated based on the market value of the traded notes as at the reporting date.

Red Football Limited

Notes to the consolidated financial statements (continued)

15                        Derivative financial instruments

	2013		2012
	Assets £’000	Liabilities £’000	Assets £’000	Liabilities £’000
Derivatives that are designated and effective as hedging instruments carried at fair value:
Forward foreign exchange contracts	260	(29)	876	—
Financial instruments carried at fair value through profit or loss:
Interest rate swaps	—	(1,337)	—	(1,685)
Forward foreign exchange contracts	—	—	91	—
	260	(1,366)	967	(1,685)
Less non-current portion:
Financial instruments carried at fair value through profit or loss:
Interest rate swaps	—	(1,337)	—	(1,685)
Non-current derivative financial instruments	—	(1,337)	—	(1,685)
Current derivative financial instruments	260	(29)	967	—

The ineffective portion recognised in profit or loss that arises from cash flow hedges amounts to £nil (2012: £nil).

Further details of derivative financial instruments are provided in note 28.

16              Trade and other receivables

	2013 £’000	2012 £’000
Trade receivables	39,530	51,425
Less: provision for impairment of trade receivables	(6,055)	(2,586)
Net trade receivables	33,475	48,839
Receivables owed by group undertakings	614,064	614,528
Other receivables	85	1,180
Accrued revenue	24,621	16,519
	672,245	681,066
Prepayments	12,021	10,625
	684,266	691,691
Less non-current portion:
Trade receivables	1,583	3,000
Non-current trade and other receivables	1,583	3,000
Current trade and other receivables	682,683	688,691

Net trade receivables include transfer fees receivable from other football clubs of £7,913,000 (2012: £6,879,000) of which £1,583,000 (2012: £3,000,000) is receivable after more than one year. Net trade receivables also include £15,712,000 (2012: £35,637,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as current deferred revenue liabilities. Receivables owed by group undertakings are unsecured, interest free and repayable on demand.

Red Football Limited

Notes to the consolidated financial statements (continued)

17                        Tax receivable

	2013 £’000	2012 £’000
Current tax receivable	—	2,500
Tax receivable	—	2,500

The £2,500,000 tax receivable related to tax withheld at 25% of the loans made to directors during 2009 under s455 CTA 2010. The corresponding liability was paid on 1 April 2010 and was recovered upon repayment of the directors’ loans. The loans were repaid on 25 April 2012.

18                        Cash and cash equivalents

	2013 £’000	2012 £’000
Cash at bank and in hand	94,200	70,603

Cash and cash equivalents for the purposes of the statement of cash flows are as above.

19                        Share capital

	2013 £	2012 £
Allotted, called-up and fully paid:
994,397 (2012: 994,397) ordinary shares of £0.0001 each	99	99

Red Football Limited

Notes to the consolidated financial statements (continued)

20                        Trade and other payables

	2013 £’000	2012 £’000
Trade payables	41,681	34,013
Payables owed to group undertakings	33,741	27,891
Other payables	17,764	22,070
Accrued expenses	21,698	34,222
	114,884	118,196
Social security and other taxes	15,721	15,663
	130,605	133,859
Less non-current portion:
Trade payables	7,667	6,230
Other payables	10,746	16,075
Non-current trade and other payables	18,413	22,305
Current trade and other payables	112,192	111,554

Trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations of £33,637,000 (2012: £28,877,000) of which £7,667,000 (2012: £6,230,000) is due after more than one year.

Payables owed to group undertakings are unsecured, interest-free and repayable on demand.

Other payables include the deferred element of a terminated interest rate swap (related to the former secured senior facilities loan) of £13,671,000 (2012: £18,282,000) of which £8,555,000 (2012: £13,655,000) is due after more than one year. This is being repaid to the bank counterparties over 6 years from 2010 and accrues interest at an effective interest rate of 5.13%.

Red Football Limited

Notes to the consolidated financial statements (continued)

21                        Borrowings

	2013 £’000	2012 £’000
Non-current
Secured term loan	199,889	—
Senior secured notes	171,497	410,585
Secured bank loan	6,088	6,469
Other borrowings	—	4,193
	377,474	421,247
Current:
Secured term loan	5,125	—
Secured bank loan	381	359
Other borrowings	—	250
Accrued interest on secured term loan and senior secured notes	6,253	15,019
	11,759	15,628
Total borrowings	389,233	436,875

The secured term loan of £205,014,000 (2012: £nil) comprises:

a)                 a loan of £206,041,000 (2012: £nil), net of unamortised issue costs amounting to £3,149,000 (2012: £nil), translated at the historic exchange rate. The outstanding principal amount of the loan is $315,700,000 (2012: $nil).

b)                 £1,027,000 (2012: £nil) of cumulative unrealised foreign exchange gains arising on the translation of the US dollar denominated loan, being the difference between the historic exchange rate and the year-end spot rate.

The Group has the option to repay the secured term loan at any time with scheduled repayments of 2.5% per annum of the initial $315,700,000 loan (first payable in June 2014) with an additional repayment of up to an incremental 2.5% per annum (for a total of up to 5.0% per annum) depending on the level of excess cash flow generated by the Group (likely to be first payable in October 2014). The remaining balance of the loan is repayable on 21 June 2018. The loan attracts interest of US dollar Libor plus an applicable margin of between 1.5% and 2.75% per annum. The loan was provided to our wholly-owned finance subsidiary, MU Finance plc, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and is secured against substantially all of the assets of Red Football Limited and each of the guarantors.

The senior secured notes of £171,497,000 (2012: £410,585,000) comprise:

c)                  £160,220,000 (2012: £401,966,000) of senior secured notes, net of unamortised issue discount and unamortised debt finance costs amounting to £5,992,000 (2012: £17,828,000), translated at the historic exchange rate. The notes comprise principal amounts of $269,180,000 (2012: $393,000,000) of US dollar denominated senior secured notes attracting a fixed coupon rate of 8.375% and £nil (2012: £177,775,000) of pound sterling senior secured notes attracting a fixed coupon rate of 8.75%.

d)                 £11,277,000 (2012: £8,619,000) of cumulative unrealised foreign exchange losses arising on the translation of the US dollar denominated senior secured notes being the difference between the historic exchange rate and the year-end spot rate.

The senior secured notes are secured by a first-ranking lien over all shares and substantially all property and assets of the issuer (MU Finance plc) and guarantors, which by definition incorporates Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited. The notes are listed on the Luxembourg stock exchange and are traded on the Euro MTF market. The notes are due for repayment in 2017 and interest is paid semi-annually.

Red Football Limited

Notes to the consolidated financial statements (continued)

21                                  Borrowings (continued)

The Group has the option to redeem the senior secured notes at any time prior to their 2017 repayment date by paying a specified premium on the principal amounts redeemed dependant on the date of redemption. During the year ended 30 June 2013 the Group repurchased the pound sterling equivalent of £254,500,000 (2012: £28,211,000) of senior secured notes comprising £177,775,000 (2012: £14,000,000) of pound sterling senior secured notes and $123,820,000 (2012: $23,000,000) of US dollar denominated senior secured notes. The consideration paid amounted to £276,477,000 (2012: £30,391,000) including a premium on repurchase of £21,977,000 (2012: £2,180,000). The premium on repurchase and consequent accelerated amortisation of issue discount and debt finance costs are immediately recognized in the income statement — see note 7. Repurchased senior secured notes have been retired.

The secured bank loan of £6,469,000 (2012: £6,828,000) comprises a bank loan within Alderley Urban Investments Limited, a subsidiary of Manchester United Limited, that attracts interest of Libor + 1%. £2,270,000 (2012: £2,629,000) is repayable in quarterly instalments through to July 2018, with the remaining balance of £4,199,000 (2012: £4,199,000) being re-payable at par on 9 July 2018. The loan is secured by way of a first legal charge over a Group investment property, known as the Manchester International Freight Terminal, and the loan is also guaranteed by Manchester United Limited.

The Group also has undrawn committed borrowing facilities of £75,000,000 (2012: £75,000,000). No drawdowns were made from these facilities during 2013 or 2012.

Analysis of changes in net debt

Net debt is defined as non-current and current borrowings minus cash and cash equivalents. Net debt is a financial performance indicator that is used by the Group’s management to monitor liquidity risk.

The following tables provide a reconciliation of the movement in the Group’s net debt.

	At 1 July 2012 £’000	Cash flows £’000	Non-cash movements £’000	At 30 June 2013 £’000
Non-current borrowings	421,247	(54,657)	10,884	377,474
Current borrowings	15,628	(36,470)	32,601	11,759
Less: cash and cash equivalents	(70,603)	(22,364)	(1,233)	(94,200)
	366,272	(113,491)	42,252	295,033

Non-cash movements largely comprise a net foreign exchange loss arising on translation of US dollar denominated secured term loan and senior secured notes and amortisation of issue discount, debt finance and debt issue costs, offset by the movement on accrued interest on the senior secured notes.

	At 1 July 2011 £’000	Cash flows £’000	Non-cash movements £’000	At 30 June 2012 £’000
Non-current borrowings	442,330	(28,211)	7,128	421,247
Current borrowings	16,573	(37,827)	36,882	15,628
Less: cash and cash equivalents	(150,645)	80,112	(70)	(70,603)
	308,258	14,074	43,940	366,272

Non-cash movements largely comprise the foreign exchange loss arising on translation of US dollar denominated senior secured notes, offset by movement on accrued interest on the senior secured notes and amortisation of issue discount, debt finance and debt issue costs.

Red Football Limited

Notes to the consolidated financial statements (continued)

22                        Provisions

The provision relates entirely to an onerous property lease in the Republic of Ireland which contains a break clause that may be exercised in 2015. The movement in the provision is as follows:

	2013 £’000	2012 £’000
Opening balance	1,806	2,476
Utilised	(508)	(480)
Unwinding of discount	55	69
Movements on foreign exchange	107	(259)
Closing balance	1,460	1,806

The balance comprises:
Non-current	988	1,378
Current	472	428
	1,460	1,806

Red Football Limited

Notes to the consolidated financial statements (continued)

23                        Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	2013 £’000	2012 £’000
Deferred tax liabilities:
- Deferred tax liabilities to be recovered after more than 12 months	17,168	26,678
- Deferred tax liabilities to be recovered within 12 months	—	—
	17,168	26,678

The following are the major deferred tax liabilities and assets recognised by the Group and movements thereon during the current and prior reporting period:

	Accelerated tax depreciation £’000	Rolled over gain on player disposal £’000	Non qualifying property £’000	Property fair value adjustment £’000	Tax losses £’000	Other (including other fair value adjustments) £’000	Total £’000
At 1 July 2011	1,270	10,604	19,629	23,303	—	(400)	54,406
Credited to income statement (note 9)	(502)	(6,422)	(1,772)	(2,140)	(17,160)	(106)	(28,102)
Charged to other comprehensive income (note 9)	—	—	—	—	—	374	374
At 30 June 2012	768	4,182	17,857	21,163	(17,160)	(132)	26,678
Credited to income statement (note 9)	176	589	(996)	(1,215)	(6,895)	(1,011)	(9,352)
Credited to other comprehensive income (note 9)	—	—	—	—	—	(158)	(158)
At 30 June 2013	944	4,771	16,861	19,948	(24,055)	(1,301)	17,168

Deferred tax assets are recognised on losses carried forward only to the extent that it is probable that they will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilised. At 30 June 2013 the Group had no unrecognised accessible tax losses (2012: £nil).

24                                  Transactions with non-controlling interest

On 2 January 2013, the Group acquired the remaining 33.3% of the issued share capital of MUTV Limited for a purchase consideration (including transaction costs) of £2,664,000. The Group now holds 100% of the issued share capital of MUTV Limited. The carrying amount of the non-controlling interests in MUTV Limited on the date of acquisition was (£1,834,000). The Group derecognized non-controlling interests of (£1,834,000) and recorded a decrease in equity attributable to owners of the parent of £4,498,000. The effect of changes in the ownership interest of MUTV Limited on the equity attributable to owners of the parent during the year is summarised as follows:

	2013 £’000	2012 £’000
Carrying amount of non-controlling interest acquired	(1,834)	—
Consideration paid to non-controlling interest	(2,664)	—
Excess recognized in equity attributable to owners of the parent	(4,498)	—

There were no transactions with non-controlling interests in 2012.

25                                  Contingencies

At 30 June 2013, the Group had no material contingent liabilities in respect of legal claims arising in the ordinary course of business. Contingent transfer fees are disclosed in note 26.3.

Red Football Limited

Notes to the consolidated financial statements (continued)

26                        Commitments

26.1              Operating lease commitments

The Group leases various premises and plant and equipment under non-cancellable operating lease agreements. The operating lease expenditure charged to the income statement during the year is disclosed in note 5. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2013 £’000	2012 £’000
Not later than 1 year	2,770	2,668
Later than 1 year and no later than 5 years	3,167	5,610
Later than 5 years	4,274	4,352
	10,211	12,630

The above amounts include minimum lease payments relating to an onerous property lease in the Republic of Ireland which are included in provisions (see note 22).

26.2              Capital commitments

As at 30 June 2013, the Group had capital commitments relating to property, plant and equipment amounting to £7.9 million (2012: £8.3 million).

26.3             Contingent transfer fees

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts, in excess of the amounts included in the cost of players’ registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognised within the cost of players’ registrations when the Company considers that it is probable that the condition related to the payment will be achieved. For MUFC appearances, the Company estimates the probability of the player achieving the contracted number of appearances. The conditions relating to the signing of a new contract and international appearances are only considered to be probable once they have been achieved. The maximum additional amounts that could be payable is £20,649,000 (2012: £19,371,000). No material adjustment was required to the amounts included in the cost of players’ registrations during the year (2012: no material adjustment) and consequently there was no material impact on the amortisation of players’ registration charges in the income statement (2012: no material impact).

At 30 June 2013 the potential amount payable by type of condition and category of player was:

	First team squad £’000	Other £’000	Total £’000
Type of condition:
MUFC appearances/new contract	12,386	4,403	16,789
International appearances	3,700	160	3,860
	16,086	4,563	20,649

At 30 June 2012 the potential amount payable by type of condition and category of player was:

	First team squad £’000	Other £’000	Total £’000
Type of condition:
MUFC appearances/new contract	9,577	6,734	16,311
International appearances	2,700	360	3,060
	12,277	7,094	19,371

Red Football Limited

Notes to the consolidated financial statements (continued)

27                       Pension arrangements

27.1             Defined benefit scheme

Certain employees of the Group are members of The Football League Limited Pension and Life Assurance Scheme (“the Scheme”). Accrual of benefits on a final salary basis was suspended with effect from 31 August 1999 following an actuarial review which revealed a substantial deficit.

As one of 92 participating employers, the Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group is advised only of the additional contributions it is required to pay to make good the deficit. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. Full provision has been made for the additional contributions that the Group has been requested to pay to help fund the deficit as it is principally attributable to employees who have left the Group or retired. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

Based on the latest actuarial valuation as at 31 August 2011, the Group has been advised that the overall deficit of the Scheme has increased to £25,700,000. A charge of £nil has been made to the income statement during the year (2012: £1,792,000) being the present value of the additional contributions the Group is expected to pay to make good the increased deficit of the Scheme. The Group has agreed to make contributions of £3,839,000 over a period of ten years from September 2012. The discounted liability as at 30 June 2013 amounts to £229,000 (2012: £205,000) due within one year and £2,191,000 (2012: £2,420,000) due after more than one year and is included within other payables.

27.2             Defined contribution schemes

Contributions made to defined contribution pension arrangements are charged to the income statement in the period in which they become payable and for the year ended 30 June 2012 amounted to £1,798,000 (2012: £1,422,000). As at 30 June 2013, contributions of £238,000 (2012: £198,000) due in respect of the current reporting period had not been paid over to the pension schemes.

The assets of all pension schemes to which the Group contributes are held separately from the Group in independently administered funds.

Red Football Limited

Notes to the consolidated financial statements (continued)

28                       Financial risk management

28.1             Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The policy for each of the above risks is described in more detail below.

a)                          Market risk

Currency risk

The Group is exposed to the following currency risks:

•                               Significant revenue received in Euros primarily as a result of participation in European cup competitions. During the year ended 30 June 2013 the Group received a total of €40.7 million of revenue denominated in Euros (2012: €40.2 million).  The Group seeks to hedge the majority of the currency risk of this revenue by placing forward contracts at the point at which it becomes reasonably certain that it will receive the revenue.

•                               Significant amount of sponsorship revenue denominated in US dollars.  During the year ended 30 June 2013 the Group received a total of US$91.0 million of revenue denominated in US dollars (2012: US$58.0 million).

•                               Risks arising from the US dollar denominated secured term loan and senior secured notes (see note 21). At 30 June 2013 the secured term loan and senior secured notes included principal amounts of US$584,880,000 (2012: US$393,000,000) denominated in US dollars which are not hedged and are therefore retranslated at the closing rate for each reporting date. The currency retranslation for the year ended 30 June 2013 resulted in a charge to the income statement of £2,501,000 (2012: £5,191,000) — see note 7. Interest is paid on these borrowings in US dollars.

•                               The Group only considers hedging US dollar exposures to the extent that there is an excess of currency receivable after the interest payments have been made and after taking into consideration the credit risk of the counterparty.

•                               Payment and receipts of transfer fees may also give rise to foreign currency exposures.  Due to the nature of player transfers the Group may not always be able to predict such cash flows until the transfer has taken place.  Where possible and depending on the payment profile of transfer fees payable and receivable the Group will seek to hedge future payments and receipts at the point it becomes reasonably certain that the payments will be made or the income will be received.  When hedging income to be received, the Group also takes account of the credit risk of the counterparty.

It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts. The Group has entered into forward foreign exchange contracts to hedge the exchange rate risk arising from anticipated future income relating to participation in the UEFA Champions League, which are designated as cash flow hedges. The Group has also entered into a forward foreign exchange contract to hedge the exchange rate risk arising from a future payment relating to the acquisition of a player registration, this has not been designated as a hedging instrument. The following table details the forward foreign currency contracts outstanding at the reporting date:

	2013				2012
	Average exchange	Foreign currency	Notional value	Fair value	Average exchange	Foreign currency	Notional value	Fair value
	rate	€’000	£’000	£’000	rate	€’000	£’000	£’000
Sell Euro	1.1565	32,171	27,818	231	1.1886	28,109	23,649	876
Buy Euro	—	—	—	—	1.2506	11,000	(8,796)	91
			27,818	231			14,853	967

Red Football Limited

Notes to the consolidated financial statements (continued)

28                       Financial risk management (continued)

a)                          Market risk (continued)

Currency risk (continued)

As at 30 June 2013, the aggregate amount of gains, net of tax, under forward foreign exchange contracts deferred in the cash flow hedging reserve relating to the anticipated future income from participation in the UEFA Champions League was £178,000. It is anticipated that the future income will be received within the next 12 months, at which time the amount deferred in equity will be reclassified to the revenue line within the income statement.

As at 30 June 2012, the aggregate amount of gains, net of tax, under forward foreign exchange contracts deferred in the cash flow hedging reserve relating to the anticipated future income from participation in the UEFA Champions League was £666,000. The future income was received in the financial year ended 30 June 2013 and consequently the amount deferred in equity was reclassified to the revenue line within the income statement.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities are as follows:

	2013		2012
	Euro	US Dollar	Euro	US Dollar
	€’000	$’000	€’000	$’000
Monetary assets	1,739	86,937	9,450	60,114
Monetary liabilities	(3,033)	(584,841)	(20,168)	(423,591)
	(1,294)	(497,904)	(10,718)	(363,477)

At 30 June 2013:

•                                if Pounds Sterling had strengthened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £0.1 million higher (2012: £0.8 million higher).

•                                if Pounds Sterling had weakened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £0.1 million lower (2012: £1.0 million lower).

•                               if Pounds Sterling had strengthened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £28.9 million higher (2012: £21.1 million higher).

•                                if Pounds Sterling had weakened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £24.8 million lower (2012: £25.8 million lower).

Interest rate risk

The Group has no significant interest bearing assets other than cash on deposit which attracts interest at a small margin above UK base rates.

The Group’s interest rate risk arises from its borrowings. Borrowings issued at variable interest rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group’s borrowings are denominated in Pounds Sterling and US dollar. Full details of the Group’s borrowings and associated interest rates can be found in note 21.

The Group analyses its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Based on these scenarios, the Group calculates the impact on profit or loss and equity of a defined interest rate shift. For each simulation, the same interest shift is used for all currencies. The scenarios are run only for liabilities that represent the major interest bearing positions. Based on the simulations performed, the impact on equity and post-tax profit of a 1.0% shift would be immaterial (2012: immaterial).

Red Football Limited

Notes to the consolidated financial statements (continued)

28                       Financial risk management (continued)

a)                          Market risk (continued)

Interest rate risk (continued)

Based on various scenarios, the Group manages its cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of the borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. These are approved by the Executive Board of Manchester United plc and the Board receives updates on a regular basis in respect of the hedging position.

The Group has entered into a number of swap agreements. The following table details the interest rate swaps committed to at the reporting date:

2013				2012
Principal value of loan outstanding	Rate			Principal value of loan outstanding	Rate
£’000	received	Rate paid	Expiry date	£’000	received	Rate paid	Expiry date
*6,469 — 4,199	3 month Libor	Fixed 6.1%	9 July 2018	*6,828 — 4,199	3 month Libor	Fixed 6.1%	9 July 2018

*The principal value of the interest rate swaps reduces with the secured bank loan repayment terms, see note 21.

As at 30 June 2013 the fair value of these interest rate swaps was a liability of £1,337,000 (2012: £1,685,000).

b)                          Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. Credit risk is managed on a Group basis and arises from cash and cash equivalents and trade and other receivables (excluding receivables from parent undertakings and prepayments) — the maximum credit exposure is £152,381,000 (2012: £137,141,000).  Management does not expect any material losses from non-performance by these counterparties and there are no significant concentrations of credit risk within the Group. Derivative financial instruments and cash and cash equivalents are placed with counterparties with a minimum Moody’s rating of Aa3.

Credit terms offered by the Group vary depending on the type of sale. For seasonal match day facilities and sponsorship contracts, payment is usually required in advance of the season to which the sale relates. For other sales the credit terms typically range from 14 - 30 days, although specific agreements may be negotiated in individual contracts with terms beyond 30 days. For player transfer activities, credit terms are determined on a contract by contract basis. Of the net total trade receivable balance of £33,475,000 (2012: £48,839,000), £7,913,000 (2012: £6,879,000) relates to amounts receivable from various other football clubs in relation to player trading and £17,259,000 (2012: £37,555,000) relates to commercial sponsorship.

As at 30 June 2013, trade receivables of £27,135,000 (2012: £44,579,000) were neither past due nor impaired. Management considers that, based on historical information about default rates and the current strength of relationships (a number of which are recurring long term relationships) the credit quality of trade receivables that are neither past due nor impaired is good.

Red Football Limited

Notes to the consolidated financial statements (continued)

28                       Financial risk management (continued)

b)                          Credit risk (continued)

As at 30 June 2013, trade receivables of £6,340,000 (2012: £4,240,000) were past due but not impaired. These relate to independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	2013 £’000	2012 £’000
Up to 3 months past due	5,609	4,168
Over 3 months past due	731	72
	6,340	4,240

As at 30 June 2013, trade receivables of £6,055,000 (2012: £2,606,000) were impaired and provided for. The amount of the provision as at 30 June 2013 was £6,055,000 (2012: £2,586,000). The individually impaired receivables largely relate to a transfer fee receivable of £2,147,000 (2012: £2,147,000) due from one football club who have entered administration. The ageing of these receivables, based on due date, is as follows:

	2013 £’000	2012 £’000
Up to 3 months	1,053	19
Over 3 months	5,002	2,587
	6,055	2,606

Movements on the provision for impairment of trade receivables are as follows:

	2013 £’000	2012 £’000
Brought forward	2,586	2,680
Provisions for receivables impairment	3,470	246
Unused amounts reversed	(1)	(340)
Carried forward	6,055	2,586

c)                           Liquidity risk

The Group’s policy is to maintain a balance of continuity of funding and flexibility through the use of secured loan notes and other borrowings as applicable. The annual cash flow is cyclical in nature with a significant portion of cash inflows being received prior to the start of the playing season. Ultimate responsibility for liquidity risk management rests with the executive directors of Manchester United plc. The directors use management information tools including budgets and cash flow forecasts to constantly monitor and manage current and future liquidity.

Cash flow forecasting is performed on a regular basis which includes rolling forecasts of the Group’s liquidity requirements to ensure that the Group has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. The Group’s borrowing facilities are described in note 21. Financing facilities have been agreed at appropriate levels having regard to the Group’s operating cash flows and future development plans.

Surplus cash held by the operating entities over and above that required for working capital management are invested by Group finance in interest bearing current accounts or money market deposits. At the reporting date, the Group held cash and cash equivalents of £94,200,000 (2012: £70,603,000).

Red Football Limited

Notes to the consolidated financial statements (continued)

28                       Financial risk management (continued)

c)                           Liquidity risk (continued)

The table below analyses the Group’s non-derivative financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	£’000	£’000	£’000	£’000
Trade and other payables excluding social security and other taxes(1)	63,565	11,199	7,576	1,287
Borrowings	27,833	33,060	423,074	4,321
	91,398	44,259	430,650	5,608
Non-trading(2) and net settled derivative financial instruments:
cash outflow	383	332	852	60
cash inflow	(260)	—	—	—
At 30 June 2013	91,521	44,591	431,502	5,668
Trade and other payables excluding social security and other taxes(1)	97,147	9,351	14,081	1,732
Borrowings	37,317	37,334	525,283	8,652
	134,464	46,685	539,364	10,384
Non-trading(2) and net settled derivative financial instruments:
cash outflow	348	329	862	297
cash inflow	(967)	—	—	—
At 30 June 2012	133,845	47,014	540,226	10,681

(1) Social security and other taxes are excluded from trade and other payables balance, as this analysis is required only for financial instruments.

(2) Non-trading derivatives are included at their fair value at the reporting date.

28.2             Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximising the return to shareholders through the optimisation of the debt and equity balance. Capital is calculated as ‘equity attributable to owners of the Company’ as shown in the balance sheet plus net debt. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the balance sheet) less cash and cash equivalents and is used by management in monitoring the net indebtedness of the Group. A reconciliation of net debt is shown in note 21.

Red Football Limited

Notes to the consolidated financial statements (continued)

28                       Financial risk management (continued)

28.3             Fair value estimation

The following table presents the assets and liabilities that are measured at fair value. The fair value hierarchy used in measuring fair value has the following levels:

•             Level 1- quoted prices (unadjusted) in active markets for identical assets or liabilities;

•             Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•             Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	2013 £’000	2012 £’000
Assets
Derivative financial assets designated as cash flow hedges (note 15)	260	876
Derivative financial assets at fair value through profit or loss (note 15)	—	91
Liabilities
Derivative financial liabilities designated as cash flow hedges (note 15)	(29)	—
Derivative financial liabilities at fair value through profit or loss (note 15)	(1,337)	(1,685)
	(1,106)	(718)

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is categorised as Level 2.

All of the derivative assets and liabilities detailed above are categorised as Level 2.

Red Football Limited

Notes to the consolidated financial statements (continued)

29                       Related party transactions

The immediate parent undertaking is Red Football Joint Venture Limited. The ultimate parent undertaking and controlling party is Red Football Limited Partnership, a limited partnership formed in the state of Nevada, United States of America whose general partner is Red Football General Partner, Inc., a corporation formed in the state of Nevada, United States of America. Red Football Limited Partnership and Red Football General Partner, Inc. are controlled by family trusts affiliated with the Glazer family.

Manchester United plc, a company incorporated in the Cayman Islands and listed on the New York Stock Exchange, is the parent undertaking of the largest group of undertakings to consolidate these financial statements as at 30 June 2013. The consolidated financial statements of Manchester United plc can be obtained from the website www.manutd.com.

The following transactions were carried out with related parties:

29.1             Loans to related parties

Outstanding loans granted to directors were repaid on 25 April 2012. Interest was charged on the loans from the date of issue at 5.5% per annum. Interest charged during the year amounted to £nil (2012: £457,491).

29.2             Interest in senior secured notes

Mr. Kevin Glazer, a director of the Company, and certain members of his immediate family hold an interest in the Group’s US dollar denominated senior secured notes. The principal amount of the Group’s senior secured notes held by Mr. Kevin Glazer and certain members of his immediate family at 30 June 2013 was US$7.3 million (2012: US$10.6 million). The US dollar denominated notes attract a fixed coupon rate of 8.375%. Interest payable to Mr. Kevin Glazer and certain members of his immediate family during the year amounted to £449,000 (2012: £558,000) of which £158,000 (2012: £233,000) was accrued at the year end.

29.3             Fees

The Group incurred a management fee of £nil (2012: £3,000,000) from Red Football Limited Partnership, the ultimate parent undertaking. The fees paid to Red Football Limited Partnership were for the provision of consulting services to the Group, including strategic, sponsorship, commercial partnership, marketing, finance and related advice.

30                       Events after the reporting date

30.1             Playing registrations

The playing registrations of certain footballers have been disposed of, subsequent to 30 June 2013, for total proceeds, net of associated costs, of £724,000. The associated net book value was £nil. These registrations have not been reclassified as held for sale as the associated net book value was £nil.

Subsequent to 30 June 2013 the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £30,061,000.

Red Football Limited

Independent auditors’ report to the members of Red Football Limited

We have audited the Parent Company financial statements of Red Football Limited for the year ended 30 June 2013 which comprise the Company Balance Sheet and the related notes. The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

Respective responsibilities of directors and auditors

As explained more fully in the Statement of directors’ responsibilities set out on page 8, the directors are responsible for the preparation of the Parent Company financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the Parent Company financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose.  We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Parent Company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the Annual Report and financial statements to identify material inconsistencies with the audited financial statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on financial statements

In our opinion the Parent Company financial statements:

•                  give a true and fair view of the state of the Company’s affairs as at 30 June 2013;

•                  have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and have been prepared in accordance with the requirements of the Companies Act 2006.

Opinion on other matter prescribed by the Companies Act 2006

In our opinion the information given in the Directors’ Report for the financial year for which the Parent Company financial statements are prepared is consistent with the Parent Company financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:

•                 adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or

•                  the Parent Company financial statements are not in agreement with the accounting records and returns; or

•                  certain disclosures of directors’ remuneration specified by law are not made; or

•                  we have not received all the information and explanations we require for our audit.

Other matter

We have reported separately on the Group financial statements of Red Football Limited for the year ended 30 June 2013.

NWE Boden (Senior Statutory Auditor)

For and on behalf of Error! Unknown document property name.

Chartered Accountants and Statutory Auditors

Manchester

27 September 2013

Red Football Limited

Company balance sheet

		As at 30 June
	Note	2013 £’000	2012 £’000
Fixed assets
Investments	4	809,143	809,143
Current assets
Debtors	5	234,060	235,203
Creditors — amounts falling due within one year	6	(25,421)	(15,379)
Net current assets		208,639	219,824
Total assets less current liabilities		1,017,782	1,028,967
Creditors — amounts falling due after more than one year	7	(8,555)	(13,655)
Net assets		1,009,227	1,015,312

Capital and reserves
Share capital	8	—	—
Capital contribution reserve	9	405,799	405,799
Profit and loss account	9	603,428	609,513
Total shareholders’ funds	10	1,009,227	1,015,312

The financial statements on pages 60 to 64 were authorised for issue by the Board of directors on 27 September 2013 and were signed on its behalf.

J Glazer

Director

Company Number:  05370076

Red Football Limited

Notes to the Company financial statements

1                              General information

Red Football Limited is a holding company. The Company is a private company limited by share capital incorporated and domiciled in the United Kingdom. The address of its registered office is Sir Matt Busby Way, Old Trafford, Manchester, M16 0RA.

2                              Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1                     Basis of preparation

The Company’s financial statements have been prepared on a going concern basis under the historical cost convention, and have been drawn up in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP) and the Companies Act 2006.

2.2                    Investments in subsidiaries

Investments in subsidiary undertakings in the Company balance sheet are included at cost less any provision for impairment in value. Impairment reviews are performed by the directors when there has been an indication of potential impairment.

2.3                    Cash flow statement and related party disclosures

The Company is a wholly owned subsidiary of Red Football Joint Venture Limited and is included in the consolidated financial statements of Manchester United plc, which are publicly available. Consequently, the Company has taken advantage of the exemption from preparing a cash flow statement under the terms of FRS 1 (revised 1996) ‘Cash Flow Statements’. The Company is also exempt under the terms of FRS 8 ‘Related party disclosures’ from disclosing related party transactions with entities that are part of the Manchester United plc group or investees of the Manchester United plc group.

3                              Result for the year

The directors have taken advantage of the exemption available under Section 408 of the Companies Act 2006 and have not presented a profit and loss account for the Company. The Company’s result for the financial year was a loss of £6,085,000 (2012: £1,948,000).

The auditors’ remuneration for audit and other services is disclosed in note 5 to the consolidated financial statements.

Red Football Limited

Notes to the Company financial statements (continued)

4                              Fixed asset investments

Subsidiary Undertakings
£’000
Cost and net book amount
At 1 July 2012 and 30 June 2013	809,143

The following companies are the principal subsidiary undertakings of the Company at 30 June 2013:

Subsidiaries	Principal activity	Issued share capital	Description of share classes owned

Red Football Junior Limited *	Holding company	GBP 100	100% Ordinary
Manchester United Limited *	Commercial company	GBP 26,519,248	100% Ordinary
Manchester United Football Club Limited	Professional football club	GBP 1,008,546	100% Ordinary
MU Finance plc	Debt-holding company	GBP 15,000,000	100% Ordinary
Manchester United Interactive Limited	Media company	GBP 10,000	100% Ordinary
Manchester United Commercial Enterprises (Ireland) Limited	Property investment	EUR 13	100% Ordinary
Alderley Urban Investments Limited	Property investment	GBP 2	100% Ordinary
MUTV Limited	Subscription TV channel	GBP 2,400	100% Ordinary

* Direct investment of Red Football Limited, others are held by subsidiary undertakings.

All of the above were incorporated and operate in England and Wales, with the exception of Manchester United Commercial Enterprises (Ireland) Limited which was incorporated and operates in Ireland.

The directors believe that the net book value of investments in subsidiaries is supported by their underlying net assets and future forecasts.

5                              Debtors

	2013 £’000	2012 £’000
Amounts owed by parent undertakings	233,409	233,409
Amounts owed by subsidiary undertakings	651	1,794
	234,060	235,203

Amounts owed by parent and subsidiary undertakings are unsecured, interest free and repayable on demand.

Red Football Limited

Notes to the Company financial statements (continued)

6                              Creditors — amounts falling due within one year

	2013 £’000	2012 £’000
Amounts owed to subsidiary undertakings	20,305	10,752
Other creditors	5,116	4,627
	25,421	15,379

Amounts owed to subsidiary undertakings are unsecured, interest free and repayable on demand.

7                              Creditors — amounts falling due after more than one year

	2013 £’000	2012 £’000
Other creditors	8,555	13,655

8                              Share capital

	2013 £	2012 £
Allotted, called-up and fully paid:
994,397 (2012: 994,397) ordinary shares of £0.0001 each	99	99

9                              Reserves

	Capital contribution reserve £’000	Profit and loss account £’000
At 1 July 2012	405,799	609,513
Loss for the financial year	—	(6,085)
At 30 June 2013	405,799	603,428

10                       Reconciliation of movements in shareholders’ funds

	2013 £’000	2012 £’000
Loss for the financial year	(6,085)	(1,948)
Opening shareholders’ funds	1,015,312	1,017,260
Closing shareholders’ funds	1,009,227	1,015,312

Red Football Limited

Notes to the Company financial statements (continued)

11                       Commitments and contingent liabilities

11.1             Capital commitments

At 30 June 2013, the Company did not have any capital commitments (2012: £nil).

11.2             Debt of subsidiary undertaking

MU Finance plc, a subsidiary of the Company, has issued senior secured notes that are secured by a first-ranking lien over all shares and substantially all property and assets of the issuer and guarantors, which by definition incorporates Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and the Company. The principal amount outstanding at 30 June 2013 was the sterling equivalent of £177.5 million ($269.2 million).

During the year ended 30 June 2013 MU Finance plc drew down a US dollar denominated secured term loan. The loan is secured against substantially all of the assets of each of the guarantors, which by definition incorporates Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited, MU Finance plc and the Company. The principal amount outstanding at 30 June 2013 was the sterling equivalent of £208.2 million ($315.7 million).

12                       Immediate parent undertaking and ultimate controlling party

The immediate parent undertaking is Red Football Joint Venture Limited. The ultimate parent undertaking and controlling party is Red Football Limited Partnership, a limited partnership formed in the state of Nevada, United States of America whose general partner is Red Football General Partner, Inc., a corporation formed in the state of Nevada, United States of America. Red Football Limited Partnership and Red Football General Partner, Inc. are controlled by family trusts affiliated with the Glazer family.

Manchester United plc, a company incorporated in the Cayman Islands and listed on the New York Stock Exchange, is the parent undertaking of the smallest and largest group of undertakings to consolidate these financial statements at 30 June 2013. The consolidated financial statements of Manchester United plc can be obtained from the website www.manutd.com.